SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

ADVANCED MICRO DEVICES, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

007903107

(CUSIP NUMBER OF CLASS OF SECURITIES)

HARRY A. WOLIN

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY

ADVANCED MICRO DEVICES, INC.

ONE AMD PLACE

SUNNYVALE, CALIFORNIA 94088

(408) 749-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$12,347,089	$688.97

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 21,936,012 shares of common stock of Advanced Micro Devices, Inc. having an aggregate value of $12,347,089 as of June 23, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Binomial option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.

Form or Registration No.: Not applicable.    Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated June 29, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Advanced Micro Devices, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at One AMD Place, Sunnyvale, California 94088 and the telephone number of its principal executive offices is (408) 749-4000. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning AMD)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.01 per share, with an exercise price greater than $6.34 per share, which is the 52-week high trading price of the Company’s common stock as quoted on the New York Stock Exchange at the commencement of the Option Exchange (as defined below), a grant date on or before June 28, 2008 and an expiration date after July 27, 2010, outstanding under the Company’s eligible option plans and held by eligible employees, for replacement options to purchase shares of common stock to be granted under the Company’s 2004 Equity Incentive Plan, as amended, upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Election Concerning Exchange of Stock Options form (the “Election Form” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(v) and Exhibit (a)(1)(i), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit an Election Form and will be granted replacement options to purchase a lesser number of shares of common stock. As of June 15, 2009, there were outstanding eligible options to purchase an aggregate of approximately 21,936,012 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer – Section 1 (Eligibility; Number of Options; Expiration Time),” “This Offer – Section 5 (Acceptance of Options for Exchange and Issuance of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Expiration Time),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange and Issuance of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning AMD),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference. See also the equity incentive plans, awards and related agreements attached hereto or incorporated by reference as exhibits (d)(1) through (d)(8)

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange and Issuance of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer –Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning AMD)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 27, 2008, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2009, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2009, filed with the SEC on May 6, 2009, including the financial information set forth in Item 1 – Financial Statements of our Quarterly Report on Form 10-Q are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2009	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Robert J. Rivet
Robert J. Rivet
Executive Vice President, Chief Administrative and Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options, dated June 29, 2009.

(a)(1)(ii)	Internal Post and E-mail Communication Announcing Exchange Program

(a)(1)(iii)	E-mail Communication to Eligible AMD Employees regarding Exchange Program

(a)(1)(iv)	Summary of Stock Option Exchange Program

(a)(1)(v)	Election Concerning Exchange of Stock Options

(a)(1)(vi)	Screen Shots of Offer Website

(a)(1)(vii)	Confirmation E-mail/Letter to Employees who Elect to Participate in the Exchange Program

(a)(1)(viii)	Confirmation E-mail/Letter to Employees who Decline Participation in the Exchange Program

(a)(1)(ix)	Form of Reminder E-mail Communication to Eligible AMD Employees regarding Exchange Program

(a)(1)(x)	Form of Stock Option Agreement – U.S.

(a)(1)(xi)	Form of Stock Option Agreement – Non-U.S.

(a)(1)(xii)	Summary of Stock Option Exchange Program for Belgium Eligible Employees – in Dutch

(a)(1)(xiii)	Stock Option Exchange Questions and Answers

(a)(1)(xiv)	Transcript of Podcast to Employees

(a)(1)(xv)	Employee Presentation Materials

(a)(1)(xvi)	Form of Confirmation E-mail

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2009 Annual Meeting of Stockholders. Filed with the SEC on March 18, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	AMD 1992 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(2)	AMD 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, and incorporated herein by reference.

(d)(3)	AMD 1998 Stock Incentive Plan, as amended. Filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, and incorporated herein by reference.

(d)(4)	AMD 2000 Stock Incentive Plan, as amended. Filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, and incorporated herein by reference.

(d)(5)	AMD 2004 Equity Incentive Plan, as amended and restated. Filed as Exhibit A to AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2009 Annual Meeting of Stockholders filed on March 18, 2009, and incorporated herein by reference.

(d)(6)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005. Filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006, and incorporated herein by reference.

(d)(7)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577), are hereby incorporated by reference

(d)(8)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(g)	Not applicable.

(h)	Not applicable.